EXHIBIT 99.16

AGREEMENT

FOR

CONSULTING SERVICES

BETWEEN

NRG ENERGY, INC.

AND

UTILITY ENGINEERING CORPORATION

MAY 22, 2000

INDEX

1.0	General Agreement for Consulting Services

2.0	Attachment A — Consultant’s Policy for Reimbursement

Agreement for Consulting Services

This Agreement is made as of the 1st day of May 2000 by and between NRG Energy, Inc. (hereinafter referred to as “NRG”) a Delaware corporation, and Utility Engineering Corporation, a Texas Corporation (hereinafter referred to as “Consultant”) for the furnishing by Consultant of Services, as defined below.

The parties intending to be legally bound, agree as follows:

ARTICLE 1	DEFINITIONS

“Agreement” means this Agreement for consulting services, as it may be amended from time to time, specifically including all Attachments to this Agreement, each of which is hereby incorporated herein for all purposes, as if fully set out.

“Contract”-means the specific authorizing document or documents (including changes thereto which are agreed to in writing from time to time by the parties hereto) utilized by NRG for the procurement of Services from time to time under this Agreement. A Contract will contain the total agreement between NRG and Consultant and will include this Agreement and all documents, such as any particular specifications relating to the specific work or services to be accomplished, attached thereto or referenced therein. A Contract may consist only of this Agreement and its exhibits, if such exhibits describe the Services to be performed under such Contract.

“Final Acceptance”-means NRG’s written acceptance of all services performed under a Contract, based upon final inspection.

“Notice to Proceed”-means a notice issued by NRG to Consultant in accordance with a Contract, notifying Consultant that Consultant is fully authorized to proceed with providing the specified Services.

“Subcontractor”-means a corporation, partnership, or any other form of business entity, or individual having a direct contract with Consultant for performing Services, and its employees and representatives.

“Services”-means any work, direction of work, technical information, technical consulting, and other technical services (including, but not limited to, design services, analytical services, consulting services, quality assurance, and other specialized engineering services, such as providing advice concerning issues relating to construction, transportation, financing, and permitting) furnished by Consultant to NRG under the Contract).

1

ARTICLE 2	APPLICATION OF THE AGREEMENT AND TERM

The purpose of this Agreement is to set forth the general terms, conditions and administrative procedures applicable to Services provided by Consultant.

The term of this Agreement shall be five (5) years from its effective date. The Agreement may be extended thereafter by mutual written agreement of the parties.

ARTICLE 3	SPECIFIC CONTRACTS

	A.	During the term of this Agreement, NRG may from time to time request Consultant to provide proposals for performing specific Services. If Consultant agrees to provide such proposal, such proposals shall be in writing and contain:

		—	A definition and detailed description of the specific work to be performed, including a listing of Consultant and NRG responsibilities.

		—	The total estimated cost to NRG for performance of the work and total estimated manhours required by Consultant, including a contingency amount reflecting the level of uncertainty in the estimate.

		—	A schedule that breaks down, as necessary, the work into specific tasks or milestones. Each task or milestone should identify a scheduled completion date and estimated manhours needed to complete the task or milestone.

		—	A reference to this Agreement and any proposed exceptions to this Agreement.

	B.	If after review of the Consultant’s proposal, NRG elects to have Consultant perform any Services, NRG will issue a specific written Notice to Proceed to Consultant.

	C.	NRG will not be liable for any work performed or costs incurred by Consultant prior to issuance and acceptance by Consultant of the Notice to Proceed expressly authorizing such Services or incurring such costs. Each notice will include or identify:

		—	The release date, NRG’s work order number, and invoicing instructions.

		—	A reference to Consultants’ written proposal, if applicable, and any changes, modifications, deletions or additions to the Consultant’s proposal.

		-	A reference to this Agreement (unless this Agreement is referenced in the Consultant’s written proposal) and any changes, deletions, modifications, or additions to this Agreement.
		-	The phase of Services to be released according to Article 4.
		-	As necessary (such as when there is no written proposal) a description of the specific services ordered defining, as appropriate, the specific work to be performed and specific NRG and Consultant responsibilities.
		-	The estimated or not to exceed total price for the work. NRG will not be liable for any charges in excess of the estimated or not to exceed prices unless a Change Order has been issued by NRG prior to Consultant incurring such additional charges for which NRG would be liable.

	D.	The standard pre-printed terms and conditions contained in the Consultant’s proposal, invoice or the Consultant’s acknowledgement do not apply.

	E.	Each Contract shall be governed by:

		1.	The Change Orders, if any.
		2.	The provisions of this Agreement.
		3.	The provisions of the Notice to Proceed.
		4.	The Consultant’s proposal.

If a Change Order has been issued, then in the event of any conflict, inconsistency or difference between Item 1, and Items 2, 3 or 4, the provisions of Item 1 shall govern. Item 2 will govern in the event of any conflict or inconsistency between it and items 3 or 4. Item 3 will govern in the event of any conflict or inconsistency between it and item 4.

ARTICLE 4	CONSULTANT’S RESPONSIBILITIES

Consultant participation in NRG projects and the level of compensation will vary with project conditions (or phases), and the extent of such participation, or Services, will be identified in NRG’s Notice to Proceed authorizing the Services Consultant is to provide. General guidelines for Consultant provision of Services are as follows:

	A.	Services — NRG develops, owns, and operates power generation facilities and requires typical “Owner's engineering” and other technical support. All decisions related to a specific project including price, risk, and other general business decisions are made solely by NRG. Consultant will, upon NRG's request, provide Services by phase, at an agreed upon fee basis plus Expenses with a “not-to-exceed” value, or a lump sum price if the scope can be defined, or other mutually agreed upon fees dependent on specific project conditions.

	B.	Requirements and Limitations. The following criteria applies to Services being performed under this Article 4.

		1.	Each phase shall be priced independent of the subsequent phase with each bearing its own conditions.

		2.	NRG would have no obligation to release the subsequent phases to Consultant for further engineering support, even if the project proceeds.

	C.	Consultant shall designate a Project Manager who will have full responsibility for the prosecution of the Services and will act as a single point of contact in all matters on behalf of Consultant. Consultant shall not change the Project Manager or any other key member of the Consultant’s staff without the prior written consent of NRG, which consent shall not be unreasonably withheld or delayed.

ARTICLE 5	TERMS OF PAYMENT

	A.	Unless otherwise agreed to, all work shall be performed on a “Time and Expense” basis as specified herein. NRG agrees to pay Consultant for the performance of such work the following amounts unless the compensation amount is otherwise stated in the specific Notice to Proceed.

		1.	Time — Authorized personnel time charges (Payroll) shall be in accordance with Attachment A, Billing Policy for Consultant’s Personnel.

		2.	Expenses — An amount equal to the actual out-of-pocket costs or standard charges for all expenses incurred by Consultant directly chargeable to the Services rendered pursuant to this Agreement. Consultant’s standard charges for expenses shall be in accordance with Attachment A. These standard charges will be maintained on file at the Consultant’s offices. Such expenses shall specifically include, but are not necessarily limited to, the following:

(a) Long distance telephone expenses.

(b) Standard charges for operating time actually applied to the Services of Consultant’s computer center,

                other computer centers, and Consultant’s automated drafting systems.

(c)	Prints, reproductions, word processing, printed documents and drawing control at standard rates.

(d)	Reasonable traveling and living expenses for personnel. Airfare will be at lowest fare available at the time the travel arrangements are made, unless otherwise agreed to in writing.

(e)	The actual cost paid by the Consultant to third parties.

(f)	Other direct expenses related to the Services.

B.	Invoices — Consultant will issue an invoice once a month for the previous month’s work preformed and expenses incurred. Should NRG fail to make any payments due thereunder within thirty (30) days after receipt of Consultant’s invoice, the amounts due Consultant will bear interest at the rate of the prime rate as announced by Citicorp from the date of the invoice; or at the highest interest rate allowed by law, whichever is less. In addition, Consultant may, after giving seven (7) days’ written notice to NRG, suspend its services until Consultant has been paid in full all amounts due it under this Agreement. Each invoice will contain the following:

1.	Payroll rates, as outlined in Attachment A, including a listing (by employee name) of the following:

(a)	Employee name, project/number, hours charged

(b)	Man-hour cost by department

2.	Total Expenses, including a listing of costs such as:

(a)	Auto-graphics

(b)	Computer

(c)	Travel (Air and rental car only)

(d)	Postage

(e)	Reproduction

(f)	Technical Publications

(g)	Telephone charges

(h)	Other travel (living expense, per diems, hotel expenses, etc.)

(i)	Miscellaneous other project related expenses.

3.	Total invoice amount and total project charges invoiced to date.

4.	The NRG work order number.

C.	The invoice format and complete billing instructions will be mutually agreed upon prior to the time that the first billing occurs.

In the event NRG questions some element of an invoice, that fact shall be made known to the Consultant immediately. Consultant will help effect resolution and transmit a revised invoice as necessary. Amounts not questioned by NRG shall be promptly paid to Consultant in accordance with the above payment procedures.

ARTICLE 6	TAXES

Any applicable sales, use, excise, or similar tax related to the furnishing of any services or the purchase of any materials will be added to the price and separately stated on the invoice (unless an acceptable exemption certificate is obtained).

ARTICLE 7	QUALITY OF SERVICE

Consultant warrants that it shall exercise the same degree of care, skill, and diligence in the performance of the Services as is ordinarily possessed and exercised by a professional engineer under similar circumstances, and shall be responsible for the professional quality, technical accuracy, completeness, and coordination of all reports, designs, drawings, plans, information, codes, specifications, and other items and services furnished under this Agreement and each Contract. Consultant shall comply with all applicable federal, state & local laws, ordinances, codes and regulations in performing its Services. If, within twelve (12) months after Final Acceptance under a Contract, Consultant fails to meet the applicable professional standards, Consultant shall without additional compensation correct or revise any errors or deficiencies in its reports, drawings, specifications, designs and other items or Services.

ARTICLE 8	NRG’S RESPONSIBILITIES

NRG shall do the following in a timely manner so as not to delay the services of Consultant:

A.	Designate in writing a person to act as NRG’s representative with respect to services to be rendered under this Agreement and each Contract. Such person shall have complete authority to transmit instructions, receive information, interpret and define NRG’s policies and decisions with respect to Consultant’s services.

B.	Provide to Consultant existing data, plans, reports and other information known to, in possession of, or under control of NRG which are relevant to the execution of Consultant’s duties related to the Services. Also, provide all criteria and full information as to NRG’s requirements for each Contract, including design criteria, objectives and constraints, space, capacity and performance requirements, flexibility and expendability, and any budgetary limitations, and furnish copies of all design and construction standards which NRG will require to be included in the Drawings and Specifications.

Provide within thirty (30) days after authorization to proceed, specific NRG-furnished Standard Details, Standard Specifications, or Standard Bidding Documents which are to be incorporated into the Project. NRG agrees to bear total responsibility for technical accuracy and content of NRG-furnished documents.

C.	Where available to NRG, NRG will furnish the services of soils/geotechnical engineers or other consultants when such services are deemed necessary by Consultant. Such services shall include without limitation, borings, probings and subsurface explorations, hydrographic surveys, laboratory tests and inspections of samples, materials and equipment with reports and appropriate professional recommendations.

D.	Where available to NRG, NRG will provide land surveys to include property, boundary, easement, right-of-way, topographic and utility surveys; property descriptions, zoning, deed or other land use restrictions.

E.	Arrange for access to, and make all provisions for, Consultant and/or Consultant’s Subcontractors to enter upon public and private property as required for Consultant and Consultant’s Subcontractors to perform Services under this Agreement and each Contract.

F.	Examine all studies, reports, sketches, drawings, specifications, proposals and other documents presented by Consultant, obtain advice of an attorney, insurance counselor and other consultants as NRG deems appropriate for such examination and render in writing decisions pertaining thereto within a reasonable time so as not to delay the Services of the Consultant.

G.	Where available to NRG, and if necessary for the Services, NRG will provide Environmental Assessments, or Environmental Impact Statements related to the Services. Furnish, if available, or obtain approvals and permits from all governmental authorities having jurisdiction, and approvals and consents from others, as may be necessary for completion of the Services.

H.	Give prompt written notice to Consultant whenever NRG observes or otherwise becomes aware of any condition that affects the scope or timing of Consultant’s Services, or any defect or non-conformance in the work of any Sub-contractor.

ARTICLE 9 INDEPENDENT CONTRACTOR

During performance of each Contract, Consultant shall be an independent contractor and not an agent of NRG. Consultant shall supervise the performance of its own Services and shall have control of the manner and means by which the Services hereunder are performed, subject to compliance with the Contract and any plans, specifications, schedules, or other items approved by NRG.

The Consultant, for purposes of this Agreement and each Contract, shall have no right, power or authority to bind NRG to the fulfillment of any condition, contract or obligation, express or implied, between NRG and any third parties as agent, attorney or representative of NRG. Neither the Consultant nor any of the Consultant’s employees or subcontractors shall be deemed an employee of NRG for any purpose, including for purposes of any of NRG’s employee benefit programs, income withholding taxes, social security or similar withholding taxes, or unemployment benefits under the law of any jurisdiction.

As an independent contractor, the Consultant shall be obligated to pay all taxes based on or arising out of this Agreement which may now or hereafter be imposed under the authority of any taxing jurisdiction.

ARTICLE 10     ASSIGNMENT

Consultant shall not subcontract or assign this Agreement or any Contract, or otherwise dispose of its right, title, or interest therein or any part thereof to any person, without obtaining the prior written consent of NRG. However, this prohibition against subcontracting and consignment shall not apply to a change in ownership of Consultant and/or Consultant’s parent company through merger and/or through acquisition.

Consent by NRG to any assignment or subcontract of the work shall not be deemed to create a contractual relationship between NRG and the subcontracting party or assignee.

NRG may, with Consultant’s mutual agreement, assign this Agreement or any Contract to a future partnership, corporation, or other legal entity formed by the partnership and others for the purposes of further developing NRG’s projects. Consultant’s mutual agreement will not be unreasonably withheld.

ARTICLE 11	INDEMNITY

The Consultant, to extent of negligence, shall defend, indemnify and hold NRG harmless from and against all claims asserted by a third party (or parties) and related damages, losses and expenses, including attorneys’ fees, arising out of or resulting from the Services performed or neglected to be performed by the Consultant, provided that any such claim, damage, loss or expense is caused or alleged to have been caused in whole or in part by the Consultant’s breach of the Contract or the negligence or other tort of the Consultant, anyone directly or indirectly employed by Consultant or anyone for whose acts Consultant may be liable. The Consultant shall reimburse NRG for all expenses, including reasonable attorneys’ fees, paid or otherwise incurred to successfully enforce the provisions of this Article if the Consultant or Consultant’s insurer refuses to defend, indemnify or hold NRG harmless as above provided.

NRG shall defend, indemnify and hold Consultant harmless from and against all claims asserted by a third party (or parties) and related damages, losses and expenses, including attorneys’ fees, arising out of or resulting from NRG’s performance under this Contract or its separate performance or operations, including the operation of any plants or facilities at the location where Consultant is hired to perform under the Contract, provided that any such claim, damage, loss or expense is caused or alleged to have been caused in whole or in part by the NRG’s breach of the Contract or the negligence or other tort of NRG, anyone directly or indirectly employed by NRG or anyone for whose acts NRG may be liable. NRG shall reimburse Consultant for all expenses, including reasonable attorneys’ fees, paid or otherwise incurred to successfully enforce the provisions of this Article if NRG or NRG’s insurer refuses to defend, indemnify or hold the Consultant harmless as above provided.

Nothing contained in this Agreement shall obligate either Party to indemnify or hold harmless the other Party or any of its respective employees, agents, partners, affiliates, shareholders, directors, officers, and/or assigns from any claims to the extent of the fraudulent, intentional, negligent, reckless, or otherwise tortious conduct of the Party seeking indemnification. It is the intent of the Parties that, where negligence is determined to have been contributory, principles of comparative negligence will apply, and each Party shall bear the proportionate cost of any loss, damage, expense, and liability attributable to that Party’s own negligence, fraud, and/or intentional misconduct.

ARTICLE 12	NO THIRD PARTY BENEFICIARY RIGHTS

No provision of any Contract or this Agreement shall in any way inure to the benefit of any third person (including the public at large) so as to constitute any such person a third party beneficiary of any Contract or this Agreement or of any one or more of the terms hereof, or otherwise give rise to any cause of action in any person not a party hereto.

ARTICLE 13	INSURANCE

	a)	Consultant shall purchase and maintain such insurance as will protect Consultant from the losses or claims set forth below which may arise out of or result from Consultant’s performance or obligations to perform under this Agreement or any Contract, whether such performance be by Consultant or by anyone directly or indirectly employed by Consultant, or by anyone for whose acts Consultant may be liable:

		1.	Claims under workers’ compensation, disability benefit and other similar employee benefit acts;

		2.	Claims for damages because of bodily injury, occupational sickness or disease, or death of Consultant’s employees;

		3.	Claims for damages because of bodily injury, sickness or disease, or death of any person other than Consultant’s employees;

		4.	Claims for damages insured by usual personal injury liability coverage;

		5.	Claims for damages because of injury to or destruction of tangible property;

		6.	Claims for design errors or other violations of professional obligations as defined in an approved policy of professional errors and omissions liability insurance.

	b)	The insurance required by the preceding paragraph shall be written for not less than the following limits or as required by law, whichever is greater.

		1.	Workers’ Compensation and Employer’s Liability:

Workers’ Compensation — Statutory requirements;

Employer’s Liability, with a limit of One Million Dollars ($1,000,000.00).

	2.	Commercial General Liability on an occurrence basis, including Blanket Contractual, Personal Injury Liability, XCU Hazards, Broad Form Property Damage, Completed Operations (for two years after Final Completion) and Independent Contractor’s, all applicable to Bodily Injury and Property Damage to a combined single limit of One Million Dollars ($1,000,000.00) each occurrence and Two Million Dollars ($2,000,000.00) in the aggregate. NRG shall be named as an “additional insured”.

	3.	Business Automobile Liability Insurance, including owned, non-owned and hired automobiles covering Bodily Injury and Property Damage, to a combined single limit of One Million Dollars ($1,000,000.00) each occurrence.

	4.	Excess Liability to policies required by above paragraphs (1), (2) and (3) with a combined single limit of Two Million Dollars ($2,000,000.00) per occurrence and in the aggregate.

	5.	Professional Liability Insurance with a limit of Two Million Dollars ($2,000,000.00) covering all professional services engaged on the project.

c)	Certificates of insurance acceptable to NRG shall be filed with NRG prior to commencement of the work. These certificates shall contain a provision that coverages afforded under the policies shall not be canceled until thirty (30) days’ prior written notice has been given NRG.

d)	Insurance specified herein shall be minimum requirements, and Consultant is responsible for providing any additional insurance deemed necessary to protect Consultant’s interests from other hazards or claims in excess of the minimum coverage. The liability of Consultant to NRG is not limited to Consultant’s insurance coverage. Consultant’s aggregate liability to NRG is limited as defined in Article 26(b), herein.

f)	Consultant and NRG waive all rights against each other and their directors, officers, partners, commissioners, officials, agents, subcontractors, and employees for damages covered by property insurance during and after the completion of the Services. If the Services result in a construction phase of the project, a similar provision shall be incorporated into all construction phase contracts entered info by NRG and shall protect NRG and Consultant to the same extent. All Project contractors shall be required to include NRG and Consultant as additional insureds on their General Liability insurance policies, and shall be required to indemnify NRG and Consultant to the same extent.

ARTICLE 14	SEPARATE CONTRACTS

NRG may let other contracts in connection with the work. Consultant shall cooperate, and schedule and coordinate performance of the work with the work of any separate consultants or contractors so as not to delay or interfere with such others work, or with timely completion of the project.

ARTICLE 15	DOCUMENTS AND DRAWINGS

NRG shall have ownership all reports, original and final reproducible drawings, plans, designs, specifications, calculations, studies, software program tapes, models, notes, and memoranda (collectively, “Work Product”), assembled or prepared by Consultant and Consultant’s affiliates, subsidiaries, independent professional associates, consultants and subcontractors in providing Services pursuant to this Agreement or any Contract. Any reuse of the Work Product without written verification or adaptation by Consultant for the specific purpose intended will be at NRG’s sole risk and without liability or legal exposure to Consultant or Consultant’s affiliates, subsidiaries, independent professional associates, consultants, and subcontractors with respect to any and all costs, expenses, fees, losses, claims, demands, liabilities, suits, actions and damages, whatsoever arising out of or resulting therefrom.

At NRG’s request, all such documents and drawings prepared by Consultant in providing Services shall be delivered to NRG upon completion of Consultant’s Services for a given project. Consultant agrees to give NRG thirty (30) days’ notice prior to Consultant destroying or otherwise disposing of any duplicate documentation or drawings relating to NRG work. If NRG desires, Consultant shall forward such Work Product to NRG. In any event, Consultant shall maintain all documentation for a minimum of ten (10) years, or as mutually agreed.

ARTICLE 16	COST RECORDS AND ACCOUNTING

Consultant shall keep accounts, books and other records of all its billable charges incurred in performing its Services hereunder and shall itemize and submit its billings to NRG in such a manner as NRG may reasonably direct. Consultant shall maintain books and accounts of chargeable costs in accordance with generally accepted accounting principals consistently applied, and in such a manner as to permit verification of all entries made. For three (3) years from final payment under a Contract, Consultant shall preserve all such books and records, and shall upon three (3) days’ written notice make such records available in Consultant’s office to NRG and/or its designated independent auditors for purposes of verifying the costs chargeable under the Contract.

ARTICLE 17	TERMINATION BY CONSULTANT OF CONTRACTS INCORPORATING THIS AGREEMENT

If Consultant is not in default of any of its obligations under this Agreement or any Contract incorporating this Agreement, and the performance of Services is stopped through any wrongful act or neglect of NRG, or NRG fails to make any payment to Consultant when due, Consultant may give written notice to NRG of its intent to terminate performance, specifying the grounds therefor. If NRG fails within a reasonable time to cure the act of neglect specified in said notice, or fails within thirty (30) days from receipt of said notice to make the payment identified therein as past due, Consultant may then terminate performance of its Services and recover payment form NRG for all Services performed prior to the termination date plus reasonable termination expenses. Consultant shall not be entitled, however, to recover for any anticipated profit or fee on unperformed Services.

The rights and remedies of Consultant provided in this Article shall be cumulative with and in addition to the rights and remedies otherwise available at law, in equity, or elsewhere provided for herein. No failure to exercise or delay in exercising on the part of Consultant of any right provided by this Agreement or any Contract or at law or in equity shall operate as a waiver thereof.

ARTICLE 18	TERMINATION OR CANCELLATION BY NRG OF CONTRACTS INCORPORATING THIS AGREEMENT

a)	NRG, may, for its sole convenience, cancel this Agreement or any Contract, in whole or in part, at any time by giving written notice of its intention to do so. In the event of such cancellation, Consultant shall be entitled to recover for all Services, performed prior to the date stated in the notice upon which such cancellation becomes effective, together with its reasonable extra costs incurred by reason of the cancellation. No amount shall be allowed, however, for anticipated profit on unperformed Services.

b)	NRG may, by written notice of default to Consultant, terminate this Agreement or any Contract in whole or in part in any one (1) of the following circumstances:

	1.	If Consultant fails to perform its obligations under the Contract, or fails to make progress so as to significantly endanger timely completion or performance of the Contract in accordance with its terms, and, Consultant does not cure such failure within thirty (30) days after receipt of written notice from NRG.

	2.	If Consultant should become insolvent or commit an act of bankruptcy.

c)	In the event NRG terminates this Agreement or any Contract in whole or in part for default, NRG may:

	1.	Take over and arrange for completion of performance of Consultant's Services, and Consultant shall be liable to NRG for damages reasonably incurred by NRG for such completion of performance; and,

	2.	Proceed with any and all remedies of law available to NRG for breach of contract by Consultant.

d)	Upon receipt of the notice of cancellation or termination, Consultant shall forthwith:

	1.	Discontinue immediately all Services, unless the notice directs otherwise; and

	2.	Deliver immediately to NRG all Work Product, including reports, plans, drawings, specifications, data, estimates, summaries or other material and information, whether completed or in process, accumulated by Consultant in performance of Services.

e)	The rights and remedies of NRG provided in this Article shall be cumulative with and in addition to the rights and remedies otherwise available at law or elsewhere provided for herein. No failure to exercise or delay in exercising on the part of NRG of any right provided by this Agreement or any Contract or at law shall operate as a waiver thereof.

ARTICLE 19	TERMINATION OF THIS AGREEMENT

Either Party may terminate this Agreement by written notice to the other Party, but such termination shall not affect the validity of this Agreement as it applies to outstanding Contracts not terminated by Consultant or NRG under Articles 17 and 18, respectively, or under this Article.

ARTICLE 20	EEO/AFFIRMATIVE ACTION COMPLIANCE

For all Services provided pursuant to this Agreement, Consultant agrees to comply with all federal, state and local laws, ordinances, resolutions, rules, regulations and executive orders pertaining to unlawful discrimination on account of race, color, creed, religion, national origin, sex, marital status, status with regard to public assistance, disability or age.

ARTICLE 21	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement of the parties hereto, and supersedes any previous agreements or understandings. It may not be modified except in writing executed by both parties.

ARTICLE 22	CONFIDENTIALITY

A.	For the period of this Agreement and for five (5) years following termination of each Contract, Consultant on behalf of itself and its partners, directors, officers, employees, agents or advisors (collectively, “Representatives”), agrees to keep in strict confidence, and not to use for any reason other than the purposes contemplated herein all Information (information and data related to projects and business development activities) as may be provided hereunder or under any Contract to Consultant by NRG and identified as proprietary and/or confidential. Consultant will use the same means to keep such Information confidential as it would to keep confidential similar proprietary information belonging exclusively to Consultant. In conducting its review and evaluation, Consultant further agrees to limit access to the aforesaid Information to those Representatives who need to know in order to provide Services under this Agreement. In any event, Consultant shall be responsible for any breach of this Agreement by any of its Representatives or for any prohibited or unauthorized disclosure or use of the Information disclosed to Consultant hereunder by any of its Representatives.

B.	This confidentiality provision shall not apply to any part of the Information provided hereunder which, as evidenced by written records (a) which is in the possession of Consultant; (b) is or becomes generally available to the public without breach of this Agreement or any Contract; (c) was in its lawful possession prior to its disclosure hereunder; or (d) was obtained from a third party who is not subject to a similar obligation of confidentiality.

C.	It is understood and agreed that money damages would not be a sufficient remedy for any breach of this confidentiality provision by Consultant or any of its Representatives, and that NRG shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach, as well as reasonable legal fees incurred in connection with obtaining such equitable relief. Such remedies shall not be deemed to be the exclusive remedies for a breach of this confidentiality provision, but shall be in addition to all other remedies available at law or equity to NRG.

D.	Consultant shall not be restricted in any way from releasing information in response to a subpoena, court order, or legal process, but shall notify NRG of the demand for information before the Consultant responds to such demand.

ARTICLE 23	NRG PROPRIETARY MATERIAL/DOCUMENT OWNERSHIP

All documentation as identified in Article 15 are the property of NRG, and shall be considered proprietary. NRG hereby grants to Consultant authority to use such NRG proprietary material only for the purposes of the Agreement and any applicable Contract. Consultant agrees to keep such proprietary material confidential as provided in Article 22.

Notwithstanding the foregoing, the restrictions on Consultant contained herein shall not apply to any data and documentation:

a)	which is in the public domain at the time it was disclosed by NRG to Consultant or at any time thereafter; or

b)	which was already known to Consultant at the time of disclosure to Consultant by NRG; or

c)	which is independently developed by Consultant; or

d)	which becomes known to Consultant from a source other than NRG without breach of the Contract by Consultant.

ARTICLE 24	CONSULTANT PROPRIETARY MATERIAL

Consultant shall identify and provide reasonable prior written notice to NRG of any Consultant proprietary material Consultant intends to use prior to the use of such material. All Consultant proprietary material must be clearly marked as proprietary by Consultant.

NRG agrees to keep such Consultant proprietary material confidential.

Notwithstanding the foregoing, NRG may disclose or otherwise make available such Consultant proprietary material to a third party with whom NRG contracts for maintenance, operation, training, modification, repair, or consulting, provided that said third party agrees to be bound in writing by the limitations on use and disclosure of such material as contained herein. NRG agrees to take all reasonable action by instruction or agreement with its employees who are permitted access to Consultant proprietary material to satisfy its obligations under this Article.

Notwithstanding the foregoing, the restrictions on NRG contained herein shall not apply to any data or documentation:

a)	which is in the public domain at the time it was disclosed by Consultant to NRG or at any time thereafter; or

b)	which was already known to NRG at the time of disclosure to NRG by Consultant; or

c)	after ten (10) years from the date of execution of the applicable Contract unless Consultant is subject to a longer restriction by a third party and NRG has agreed in writing to such longer restriction prior to use of such data or documentation; or

d)	which is independently developed by NRG; or

e)	which becomes known to NRG from a source other than Consultant without breach of the applicable Contract by NRG; or

f)	which is not marked as proprietary by Consultant; or

g)	which is not identified by Consultant to NRG in writing prior to use of such data or documentation in performing the work under the applicable Contract.

ARTICLE 25	NOTICES

All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if mailed first class or transmitted by Facsimile:

a)	To Consultant-	Utility Engineering Corporation
5601 I-40 West
Amarillo, TX 79106-4605
Attn: Project Manager

b)	To NRG-	NRG Energy Inc.
1221 Nicollet Mall, Suite 700
Minneapolis, MN 55403
Attn: , Project Manager

ARTICLE 26	LIMITATION OF LIABILITY

A.	Subject to the limitations contained in “B” and “C” below, and Article 27, Consequential Damages, Consultant’s liability to NRG arising out of or in connection with a Contract shall be limited to:

	1.	Re-performing, at Consultant’s expense, engineering Services to correct any deficiencies which result from Consultant’s failure to perform in accordance with the applicable professional standards; and

	2.	Reimbursing NRG for any claims, losses, damages and expenses suffered by NRG (including but not limited to cost of reconstruction where such reconstruction costs exceed $50,000 per occurrence and re-procurement of equipment and material) caused by or attributable to defects or deficiencies in Consultant’s Services which result from or are due to Consultant’s failure to perform in accordance with applicable professional standards.

B.	Consultant’s aggregate liability to NRG arising out of or in connection with this Agreement shall be limited to the amount to be paid under each specific Contract, or Two Million Dollars ($2,000,000.00) whichever is greater, and NRG hereby releases Consultant from any liability in excess thereof.

This section is not intended to limit Consultant’s liability to third parties.

	C.	Consultant’s liability to NRG for negligent errors or deficiencies in its Services shall be limited to defects, which appear within twelve (12) months from the date of Final Acceptance under a Contract.

ARTICLE 27	CONSEQUENTIAL DAMAGES

Under no circumstances shall either Party be liable to the other for any special, indirect or consequential loss or damage whether or not such loss or damage is caused by the fault or negligence of such Party, its employees, agents, or subcontractors of any tier. This exclusion of liability for special, indirect, or consequential loss or damage is intended to apply to damage or loss of a “commercial” nature such as, but not limited to, loss of profits or revenue, cost of capital, loss of use of equipment or facilities, cost of purchased or replacement power, or claim of NRG customers due to loss of service. This exclusion is not intended to apply to:

a.	Direct cost incidental to a termination for default, such as the following listed additional managerial and administrative costs and expenses:
	1)	incurred in effecting a “cover” under a default,
	2)	for settling claims of subcontractors,
	3)	for maintenance, protection, and disposition of property acquired under such termination; and
b.	Damage to real or personal property or personal injury (including death).

ARTICLE 28	NONWAIVER

The failure of one Party to insist upon or enforce, in any instance, strict performance by the other Party of any of the terms of this Agreement, including those relating to compensation or to the exercise of any right herein conferred, shall not be construed as a waiver or relinquishment to any extent of its right to assert, enforce, or rely upon such terms or rights on any future occasion.

ARTICLE 29	GOVERNING LAW

The validity, interpretation and performance of this Agreement shall be governed by the laws of the State of Minnesota, without regard to the conflicts of law principles thereof.

All disputes which arise in connection with, or are related to this Agreement or any Contract or any claimed breach thereof, shall be resolved, if not sooner settled, by litigation in the State of Minnesota, to which venue and jurisdiction the parties hereby submit consent. To this end, Consultant waives any rights it may have to insist that litigation to which it is a party be had in any venue other than the above court, and covenants not to sue NRG in any court other than the above courts with respect to any dispute.

ARTICLE 30	NRG REVIEW AND APPROVAL

Unless otherwise agreed to by an express written statement in the Contract, NRG’s review and approval of specifications, drawings, and related documents developed by the Consultant for a Contract shall in no way or manner relieve or lessen Consultant’s responsibility or liability under the Contract.

ARTICLE 31	CHANGES

A.	NRG may, at any time, request Consultant to make changes within the scope of a Contract or to perform extra work. Consultant shall perform the change or extra work only after receipt of NRG’s agreement, in the form of a change order to the Contract, to the Consultant proposal submitted in connection therewith and as required below.

B.	If any request for a change or extra work causes an increase or decrease in the cost or the time required for performance of the work, or other change to a Contract, Consultant shall submit in writing a proposal for performing such changed or extra work which proposal shall define, if applicable, any increase or decrease in cost or time of completion or other change to the Contract. If NRG elects to have Consultant perform the changed or extra work, NRG will issue a Change order to the Consultant.

C.	NRG will not be liable for any costs incurred by Consultant from performance of any changed or extra work prior to issuance of a Change Order to a Contract unless expressly authorized in writing (letter or facsimile) by NRG.

ARTICLE 32	WORK AT NRG PLANTS

For any work performed by Consultant at NRG plants or facilities, Consultant shall comply with all known applicable provisions of the plant administrative control directives and related instructions and procedures pertaining to plant security, industrial safety, work authorization, equipment control, emergency plans, and other plant administrative controls. NRG shall inform Consultant’s personnel on its special and particular site-specific rules and procedures in advance of the time that Consultant’s personnel are required to perform work at NRG’s plants or facilities. Should any specialized safety equipment be required to be worn by Consultant’s personnel while visiting NRG’s plants or facilities, unless NRG will furnish the same, the personnel will be advised of those requirements by NRG at a time prior to their leaving their home or field office, so that they may bring the required gear with them.

ARTICLE 33	CERTIFICATION OF DESIGN DOCUMENTS

All designs and construction drawings, specifications, reports and related design or construction documents or any other documents shall, if required by Federal or State law or regulation, be signed by a registered Professional Engineer licensed to practice within the State applicable to the work.

ARTICLE 34	ETHICAL BUSINESS PRACTICES

A. The Consultant hereby represents, warrants and covenants that:

(i)	The Consultant is familiar with and shall comply with the United States Foreign Corrupt Practices Act (the “FCPA”) in all transactions relating to the Services. The FCPA makes it unlawful for a U.S. company, or anyone acting on its behalf, to offer, pay, promise or authorize to pay any money, gift or anything of value, including bribes, entertainment, kickbacks or any benefit, (A) directly to any Government Official (as defined below), or (b) directly or indirectly to any person while knowing or suspecting that the payment or gift will be passed on to a Government Official, to secure any improper advantage. “Government Official” includes (X) any official or employee of a national, federal, regional or local government, department, agency, public international organization, or state-owned enterprise or corporation, (y) any person acting in an official capacity for or on behalf of any such entities, and (Z) any political party, any official of a political party, or candidate or nominee for any political office.

(ii)	In carrying out its responsibilities under this Agreement, the Consultant and its owners, officers, directors, employees or agents have not and will not pay, offer or promise to pay, or authorize the payment directly or indirectly, of any monies or anything of value to any Government Official or to any intermediary for payment to any Government Official in order to obtain or retain business, or to direct business to any person, or to gain any improper advantage (any such payment is “Prohibited Payment”). It is the intent of the parties that no payments or transfers of value shall be made which have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business.

(iii)	No owner, partner, officer, director or employee of the Consultant, and (if the Consultant is an individual) no member of the Consultant’s family, is or will become a Government Official during the term of this Agreement without the prior written approval of NRG. No Government Official owns or will own any interest in the Consultant or in the payments to be made under this Agreement without the prior written approval of NRG.

B.	If NRG has reason to believe that a breach of any of the representations, warranties or covenants in subsection A has occurred or may occur, then NRG may withhold further payments under this Agreement until such time as it has received confirmation to its satisfaction that no breach has occurred or will occur. NRG shall not be liable to the Consultant for any claim, losses or damages whatsoever related to its decision to withhold payments under this provision.

C.	The Consultant shall keep its books and records in such a fashion that its compliance with this Article 35 may be readily audited. If NRG has reason to believe that a breach of any of the representations, warranties or covenants in subsection A has occurred or may occur, then NRG shall have the right to audit the Consultant in order to satisfy itself that no breach has occurred. The Consultant shall fully cooperate in any audit conducted by or on behalf of NRG.

D.	In the event of a breach of any of the representations, warranties or covenants in subsection A, and notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be void ab initio without the requirement of any advance written notice of cancellation. Any claims for payment by the Consultant with regard to any transaction for which a breach has occurred, including claims for services previously rendered relating to that transaction, shall be automatically terminated and cancelled and all payments previously made under this Agreement relative to that transaction shall be forthwith refunded to NRG by the Consultant.

E.	In no event shall NRG be obligated under this Agreement to take any action or omit to take any action that NRG believes, in good faith, should cause it to be in violation of any U.S. laws, including the Foreign Corrupt Practices Act.

F.	The Consultant agrees that if it learns or has reason to know if (i) any payment, offer or agreement to make a payment to a Governmental Official or political party for the purposes of securing any improper advantage for NRG or (ii) any other development during the term of this Agreement that in any way makes inaccurate or incomplete the representations, warranties and certifications of the Consultant hereunder the Consultant will immediately advise NRG’s General Counsel of such knowledge or suspicion and the entire basis known to the Consultant therefor.

G.	The Consultant agrees to execute certificates acknowledging its ongoing compliance with this Article 35 from time to time at the reasonable request of NRG.

H.	In the event of termination of this Agreement for any reason, the obligations of the parties pursuant to this Article 35 shall survive such termination.

ARTICLE 35  FORCE MAJEURE

Neither Party shall be considered to be in default in the performance of its obligations under this Agreement, to the extent that the performance of any such obligation is prevented or delayed by any cause which is beyond the reasonable control of the affected Party.

ARTICLE 36  OWNERSHIP OF FACILITY

In the event Consultant’s Services involve work in connection with a plant or other facility, NRG represents that either it is the owner of the facility or that it is authorized to bind and does bind the owner of the facility to the releases and limitations of liability set forth in this Agreement. NRG further agrees and covenants that any future recipient of any interest in the facility will be bound by such releases and limitations of liability of Consultant as set forth elsewhere in this Agreement.

ARTICLE 37  SCHEDULES AND DELAYS

A.	The Consultant acknowledges that the Contract Schedule and its obligations to perform according to the Contract Schedule are of the essence of the Contract.

B.	NRG may, if it chooses, prepare (or delegate such preparation to the Consultant) a schedule indicating the dates for the start and completion of the various stages of Services. The schedule may be revised by NRG. The Consultant shall strictly adhere to the schedule.

C.	NRG reserves the right to direct the Consultant to reschedule, from time to time, the order and rate of progress of performance of the Consultant’s Services hereunder so as not to interfere with the performance of work by NRG. No such direction shall excuse the Consultant from preforming its responsibilities in a timely fashion and time shall still be of the essence of the Contract.

D.	If at any time during the performance of the Services of Consultant’s actual progress, as measured by the schedule, does not keep pace with the requirements of the contract or is insufficient to assure that the Contract completion dates can be met, NRG may order the Consultant in writing to take steps to improve its progress. Neither such notice by NRG nor NRG’s failure to issue such notice shall relieve the Consultant of its obligation to achieve the quality of Service, rate of progress or other requirements of the Contract. Failure of the Consultant to comply with the notice of NRG may be grounds for determination by NRG that the Consultant is not prosecuting its Services with such diligence as shall assure completion within the times specified. Upon such determination, NRG may terminate the Consultant’s right to proceed with the performance of the Contract, or any separable part thereof, for default.

ARTICLE 38  AMENDMENT OF ATTACHMENT A

In the event that Consultant desires to amend the rates and charges reflected on Attachment A at any time during the performance of this Agreement, it will submit its request for amendment to NRG for consideration. The parties will negotiate together concerning the rate and/or charge adjustment. In the event that the Parties cannot agree on the modification that Consultant is seeking, then this Agreement will be automatically terminated at the conclusion of any then-outstanding Contract obligations.

NRG Energy, Inc. /s/ John A. Noer By: John A. Noer Title: President, Worldwide Operations Date Signed: May 24/2000
Consultant: Utility Engineering Corporation /s/ Gary S. Fuqua By: Gary S. Fuqua Title: President and CEO Date Signed: 5/22/00

ATTACHMENT A

The authorized personnel rates and allowed Expenses for Consultant's internal Services are those identified in the Consultant's Billing Rates for New Projects effective 01/01/00 through 12/31/00 and incorporated herein by reference.

UTILITY ENGINEERING CORPORATION

Billing Rates
For New Projects
Effective 01/01/00 through 12/31/00

/s/ Gary S. Fuqua

Signature

Billing Rates (without CADD)

	Billing	Billing
I. Technical Services	Basis	Rate

Part Time	PT	31.50
Drafter I	21	38.75
Drafter II	22	44.00
Drafter III	23	49.75
Designer I	24	56.50
Designer II	25	64.50
Designer III	26	73.50
Drafting Supervisor	34	78.50
CADD Equipment Specialist I	24	56.50
CADD Equipment Specialist II	25	64.50
Coordinator, Network Systems	26	73.50
Field Services Specialist I	24	56.50
Field Services Specialist II	25	64.50
Field Services Specialist III	26	73.50

	Billing	Billing
II. Engineering	Basis	Rate

Engineer I	31	61.25
Engineer II	32	69.25
Engineer III, Design Engineer I	33	78.50
Engineer IV, Design Engineer II	34	89.00
Engineer V, Group Engineer	35	101.50
Senior Group Engineer	36	115.75
Principal Group Engineer	37	133.00

	Billing	Billing
III. Management	Basis	Rate

Project Manager I	35	101.50
Project Manager II	36	115.75
Project Manager III	37	133.00

Overtime Billing Rates are at the Standard Billing Rate plus 29%

UTILITY ENGINEERING CORPORATION

Billing Rates
For New Projects
Effective 01/01/00 through 12/31/00

	Billing	Billing
IV. Field/Other	Basis	Rate

Clerk I	01	30.50
Clerk II	02	33.25
Administrative Clerk I	04	37.50
Administrative Clerk II	05	39.75
Administrative Clerk III	06	42.50
Clerical, Executive Secretary	07	45.00
Coordinator Utility Services	31	61.25
Construction Field Super./Inspector	33	78.50

	Billing	Billing
V. Field Services	Basis	Rate

Chemical Specialist	31	61.25
Junior Chemist	32	69.25
Chemist	33	78.50
Supervisory Chemist	34	89.00
Non Destruct. Testing Supv.	34	89.00
Environmental Chemist	32	69.25
Environmentalist	33	78.50
Supervisory Envir.	34	89.00
Senior Environmentalist	35	101.50

Overtime Billing Rates are at the Standard Billing Rate plus 29%